UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Cimarex Energy Co.
401(k) Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2006 and 2005

and For the Year Ended December 31, 2006

Cimarex Energy Co.
401(k) Plan

Report of Independent Registered Public Accounting Firm

The Participants, Audit Committee of Cimarex Energy Co. and

Cimarex Energy Co. 401(k) Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 20, 2007

Cimarex Energy Co.
401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2006	2005

Assets
Investments, at fair value (Notes 2, 3, 5 and 6):
Common/collective trust (at fair value)	$5,497,973	$4,914,722
Registered investment companies	27,832,971	18,645,539
Cimarex Energy Co. Common Stock	9,809,425	10,461,055
Participant loans	495,701	523,491

Total investments	43,636,070	34,544,807

Contributions receivable:
Employee	—	102,921
Employer	—	74,114

Total contributions receivable	—	177,035

Net Assets available for plan benefits at fair value	43,636,070	34,721,842

Adjustment from fair value to contract value for interest in common/collective trust in fully benefit-responsive investment contracts	52,905	64,813

Net assets available for plan benefits	$43,688,975	$34,786,655

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.
401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2006

Additions to net assets attributed to:
Contributions:
Participant contributions	$4,859,503
Employer contributions, net of forfeitures	2,926,917
Participant rollover contributions	1,188,946
Investment Income (Note 2):
Net appreciation in fair value of investments (Note 3)	212,724
Interest and dividend income	1,383,776
Interest income on participant loans	34,759

Total additions	10,606,625

Deductions from net assets attributed to:
Benefits paid to participants	1,703,304
Loan administrative expenses paid by participant	1,001

Total deductions	1,704,305

Net increase	8,902,320

Net assets available for plan benefits, beginning of year	34,786,655

Net assets available for plan benefits, end of year	$43,688,975

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.
401(k) Plan

Notes to Financial Statements

1. Plan Description

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

On February 25, 2002, Key Production Co., Inc. (“Key”) and Helmerich & Payne, Inc. (“H&P”) signed a definitive agreement that provided for H&P to spin off its oil and gas division to its shareholders and for the new company to combine with Key to form Cimarex Energy Co. The merger was approved by both Companies’ Board of Directors and Key shareholders and was completed on September 30, 2002.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”).  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

Plan Merger and Plan Transfers

Effective November 1, 2002, the Key Production Company, Inc. 401(k) Plan (“Key Plan”) was merged into the Plan.  All employees of Key on September 30, 2002 who became employees of Cimarex on October 1, 2002 were or will be (if not yet participating) fully vested in his/her account regardless of Plan Entry Date.

Also, on November 18, 2002, plan accounts of the employees who previously were enrolled in the Helmerich & Payne, Inc. 401(k)/Thrift Savings Plan (the “H&P Plan”) were transferred to the Plan due to those individuals’ employment changing from H&P to Cimarex effective September 30, 2002 in connection with the financial restructuring that occurred effective that day which resulted in the formation of Cimarex.  H&P employees on September 30, 2002 who became Cimarex employees on October 1, 2002 were or will be fully vested regardless of Plan Entry Date.

On June 7, 2005, Cimarex merged with Magnum Hunter Resources, Inc. (“Magnum Hunter”) and its subsidiary Gruy Petroleum Management Co. (“Gruy”).  Cimarex is the surviving company and the Plan provides for the participation of and grant of prior service credit to the employees of Magnum Hunter and Gruy as of July 1, 2005.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Administrator of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (“Vanguard”).  The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are with the investment plan accounts of Vanguard.  Vanguard is also the record keeper of the Plan.

Eligibility

All non-excludable employees of the Company who have obtained the age of 18 and who have completed three months of service in which they were credited with at least 250 hours of service or who have completed one year of service are eligible to participate in the Plan.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens. All former employees of Key and H&P who became employees of the Company effective September 30, 2002, as part of the merger, were immediately eligible to participate in the Plan.   All former employees of Magnum Hunter and Gruy who became employees of the Company effective July 1, 2005 were immediately eligible to participate in the Plan.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election beginning the first pay period of each month if desired.

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 50% of the participant’s pre-tax annual compensation, as defined in the Plan document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($15,000 for 2006).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($5,000 in 2006.)

The Company will then make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company. In no event, however, shall the Company’s matching contribution, on behalf of a participant, exceed an amount equal to 5% of each participant’s eligible compensation, as defined in the Plan document.  The matching contribution calculation is also subject to the IRC annual compensation limit ($220,000 for 2006.)  Catch-up contributions are not matched by the Company.  The Plan also allows for a profit-sharing contribution by the employer.  There was no profit-sharing contribution for the year ended December 31, 2006.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan document.

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (pre-tax, catch-up and rollover), the Company’s matching and/or profit sharing contributions, earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies, a common/collective trust and Cimarex common stock for participants.  Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the record keeper, the Plan and Cimarex.  Employee-participants should not trade company stock during designated quiet periods or while in possession of material, undisclosed information about Cimarex.

Participant Loans

An employee may, with the consent of the plan administrator, borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within 6 months of the date on which the previous loan was paid in full. With respect to participants whose loans were transferred from the H&P Plan who had more than one loan outstanding, the loans are permitted to be repaid according to their existing terms. The maximum loan term is five years, except for a loan to acquire a participant’s principal residence which may have a term of ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 5.5% to 9.25% as of December 31, 2006. Principal and interest are paid ratably through payroll deductions.

Vesting

A participant is immediately fully vested in that portion of his/her account attributable to 401(k) deferred salary contributions, catch-up contributions and rollover contributions. For participants whose date of hire is after October 1, 2002, the vested percentage in that portion of the account attributable to employer contributions is based on years of credited service as defined in the Plan document, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage

1	25%
2	50%
3	75%
4 or more	100%

For purposes of vesting, a year of service for those hired after October 1, 2002 but before January 1, 2006 is defined in the Plan document as any plan year in which a participant has at least one hour of service.  For those hired on or after January 1, 2006, a year of service is computed based on employment date anniversaries.  Participants are credited with prior years of service earned with Key or H&P. Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.

Employees of both Key and H&P on September 30, 2002 who became employees of Cimarex on October 1, 2002 or at any time thereafter are or will be (if not yet participating in the Plan) 100% vested. Employees of Magnum Hunter and Gruy who became employees of the Company on July 1, 2005 will receive credit toward vesting for their prior years of service with Magnum Hunter and Gruy.

Forfeitures

At December 31, 2006 and 2005, amounts held in the forfeiture account totaled $82,983 and $111,064, respectively. These amounts can be used to reduce future employer contributions.  During 2006, forfeitures were utilized to fund employer contributions in the amount of $60,741. Remaining unused forfeiture amounts are currently unallocated to participant accounts.

Plan Expenses

Administrative expenses are paid by the Company. Loan fees are paid by Plan participants.

Termination of Employment

A participant who terminates employment prior to the normal retirement age of 62 is entitled to 100% of the value of his/her account attributable to participant contributions, plus the vested percentage of the value of the his/her account attributable to the employer’s contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated all participant accounts would immediately become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of normal retirement age of 62, a participant may elect to receive lump sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Participants formerly with the Key Plan or H&P Plan may elect any distribution form available under those plans. Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

2.	Summary of	Basis of Accounting
Significant
	Accounting	The financial statements of the Plan are prepared using the accrual method of accounting.
Policies
Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through the common/collective trust. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value related to the fully benefit-responsive investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement on Financial Accounting standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the common/collective trust (Vanguard Retirement Savings Trust) are valued based on information reported by Vanguard. The value of the account is expressed in “units”. The common stock fund is valued at year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Contributions are recorded in the period payroll deductions are made.

3. Investments	During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2006) appreciated (depreciated) in value as follows:

For the Year Ended December 31,	2006

Registered investment companies	$1,847,805
Cimarex Energy Co. common stock	(1,635,081)
Net appreciation in fair value of investments	$212,724

On June 1, 2006, ten Vanguard Target Retirement Funds were added to the investment selection in this Plan. As of September 1, 2006 the four LifeStrategy Funds previously included in the fund selection were removed.

Investments which exceed five percent of net assets available for Plan benefits are as follows:

December 31,	2006		2005

Vanguard Retirement Savings Trust (at fair value)	$5,497,973		$4,914,722
Vanguard 500 Index Fund Investor Shares	4,153,959		3,522,190
Vanguard Total Bond Market Index Fund	2,207,091		1,589,623	*
Vanguard Wellington Fund Investor Shares	3,354,189		2,194,403
Vanguard U.S. Growth Fund	2,016,167	*	1,963,190
Vanguard Windsor II Fund Investor Shares	3,719,797		2,276,474
Cimarex Energy Co. Common Stock	9,809,425		10,461,055

*Not greater than 5% in the respective year

4.	Income Tax Status

The prototype plan, which the Company adopted, obtained its latest determination letter on December 20, 2001. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt.  The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party/ Party In Interest Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust managed by an affiliate of Vanguard.  Vanguard acts as trustee and record keeper for the Plan. The Plan also invests in Cimarex common stock, common stock of the Plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2006, the Plan purchased $3,949,960 (including dividends reinvested) and sold $2,517,011 of Cimarex common stock.  As of December 31, 2006 and 2005, the Plan held 268,751 and 243,224 shares of Cimarex common stock at a value of $9,809,425 and $10,461,055, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6.	Concentrations, Risks and Uncertainties

The Plan invests in registered investment company investments, a common/collective trust and common stock of the Company. Registered investment companies and common/collective trusts invest in various investment securities, which are exposed to various risks such as interest rate, market and credit risk.  Shares of the Company’s common stock are also exposed to the same risks.  Investment in the Company’s common stock represents 22.5% and 30.1% of the net assets available for plan benefits as of December 31, 2006 and 2005, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and participants’ accounts.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

7.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

December 31,	2006

Net assets available for Plan benefits per the financial statements	$43,688,975
Less: Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(52,905)

Net assets available for Plan benefits per the Form 5500	$43,636,070

For the year ended December 31,	2006

Total investment income per the financial statements	$1,631,259
Less: Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive contracts	(52,905)

Total investment income per the Form 5500	$1,578,354

Supplemental Schedule

Cimarex Energy Co.

401(k) Plan

Schedule H, line 4i - Schedule of Assets

(Held at End of Year) – December 31, 2006

EIN: 45-0466694
December 31, 2006	Plan Number 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost		(f) Current Value

*	Vanguard Retirement Savings Trust	Common/Collective Trust	5,550,878.310		(1)	$5,497,973
*	American Funds EuroPacific Growth Fund	Registered Investment Company	40,649.446		(1)	1,892,638
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	31,809.167		(1)	4,153,959
*	Vanguard Explorer Fund	Registered Investment Company	20,865.114		(1)	1,558,833
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	46,419.385		(1)	1,795,502
*	Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	89,139.765		(1)	959,144
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	220,930.002		(1)	2,207,091
*	Vanguard Total International Stock Index Fund	Registered Investment Company	95,743.837		(1)	1,691,794
*	Vanguard U.S. Growth Fund	Registered Investment Company	110,900.266		(1)	2,016,167
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	103,428.595		(1)	3,354,189
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	107,044.508		(1)	3,719,797
*	Vanguard Target Retirement Fund 2005	Registered Investment Company	5,724.774		(1)	65,663
*	Vanguard Target Retirement Fund 2010	Registered Investment Company	13,401.267		(1)	292,684
*	Vanguard Target Retirement Fund 2015	Registered Investment Company	100,869.228		(1)	1,256,831
*	Vanguard Target Retirement Fund 2020	Registered Investment Company	44,711.636		(1)	992,598
*	Vanguard Target Retirement Fund 2025	Registered Investment Company	98,619.826		(1)	1,286,002
*	Vanguard Target Retirement Fund 2030	Registered Investment Company	8,574.059		(1)	193,259
*	Vanguard Target Retirement Fund 2035	Registered Investment Company	15,003.383		(1)	208,097
*	Vanguard Target Retirement Fund 2040	Registered Investment Company	3,743.292		(1)	84,074
*	Vanguard Target Retirement Fund 2045	Registered Investment Company	5,374.698		(1)	76,966
*	Vanguard Target Retirement Fund 2050	Registered Investment Company	1,228.172		(1)	27,683
*	Cimarex Energy Co. Common Stock	Company Stock Fund	268,751.365		(1)	9,809,425
*	Participant Loans	Ranging from 5.5% to 9.25%, various maturity dates	—		(1)	495,701

						$43,636,070

* Related party interest as defined by ERISA.

(1) The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Cimarex Energy Co. 401(k) Plan

Date: June 20, 2007

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Cimarex Energy Co. 401(k) Plan